Correspondence

September 18, 2017

Myra Moosariparambil, CPA
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	August 23, 2017 Comment Letter Form 10-Q for the quarter ended March 31, 2017 File No. 001-13101

Dear Ms. Moosariparambil:

We are writing in follow up to our phone conversation of September 7, 2017:

As discussed, Ammo, Inc. is obtaining a valuation of the fair value of the continuing use of the factory and other assets acquired. We have contracted with a valuation expert for the purposes of providing a fair value appraisal report which we expect to receive within a week to ten (10) days. Our results for 2017 Q3 will reflect the appraised valuation and, if necessary, we will restate our first two quarters by the filing date for 2017 Q3, or if material changes are required we will re-file sooner.
Very truly yours,

/s/ Fred Wagenhals
Fred Wagenhals